EXHIBIT 99.(a)(5)(ix)
Notice of Termination of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
Onyx Software Corporation
at
$5.00 Net Per Share
by
CDC Software Acquisition Corp.,
a wholly owned subsidiary of
CDC Corporation
     CDC Software Acquisition Corp., a Washington corporation (“Purchaser”) and a wholly owned subsidiary of CDC Corporation, a Cayman Islands corporation (“CDC Corporation”), announced on July 25, 2006, that it was terminating its previously announced offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, between Onyx Software Corporation, a Washington corporation (“Onyx”), and Mellon Investor Services, L.L.C. (collectively, the “Shares”), of Onyx, at $5.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer was commenced on July 12, 2006, and was scheduled to expire on August 8, 2006. Certificates for Shares tendered pursuant to the Offer will be promptly returned, without expense to the tendering shareholder or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, such Shares will be promptly credited to an account maintained at the Book-Entry Transfer Facility. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Offer to Purchase.
     THE OFFER HAS BEEN TERMINATED. UNDER NO CIRCUMSTANCES SHOULD SHARES BE TENDERED TO THE DEPOSITARY AND, IF TENDERED, SUCH SHARES WILL NOT BE ACCEPTED AND WILL BE PROMPTLY RETURNED TO THE TENDERING SHAREHOLDER.
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below and on the back cover of the Offer to Purchase. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, NY 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others Call Toll-free: (800) 487-4870
July 27, 2006